May 12, 2009

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Melissa Campbell Duru, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advocat, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed May 4, 2009
By Bristol Investment Fund, Ltd.
File No. 001-12996

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated May 12, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Bristol Investment Fund, Ltd. (“Bristol”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references in the responses below are to the marked version of the enclosed paper copy of the Revised Preliminary Proxy Statement filed on Schedule 14A on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

General

1.
We note your response to prior comment 12 from our letter dated April 23, 2009.  In the proxy statement, note the significant difference in the size of revenues and operations between Advocat and some of the companies which you consider to be comparable.

Response:    We acknowledge the Staff’s comment.  The Proxy Statement has been revised accordingly, please see page 3 of the Proxy Statement.

2.
We note your response to prior comment 14 from our letter dated April 23, 2009.  Please advise us supplementally whether the “adjusted enterprise value” metric is routinely used within the industry and whether the capitalization of rent charges at ten percent is within the range of a typical adjustment.

May 12, 2009

Response:    We acknowledge the Staff’s comment.  Supplementally, Bristol advises that the “adjusted enterprise value” metric is routinely used within the industry and that the capitalization of rent charges at ten percent is within the range of a typical adjustment.

*               *               *

May 12, 2009

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned at (212) 451-2213 with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Thomas J. Fleming

Thomas J. Fleming

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the revised preliminary proxy statement filed by Bristol Investment Fund, Ltd., Bristol Capital Advisors, LLC, Paul Kessler and Richard McKilligan on May 4, 2009 (the “Proxy Statement”), the undersigned acknowledges the following on behalf of the foregoing persons:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated: May 12, 2009	BRISTOL INVESTMENT FUND, LTD.

	By:	Bristol Capital Advisors, LLC
Its Investment Advisor

	By:	/s/ Paul Kessler
		Name:	Paul Kessler
		Title:	Manager